Exhibit 99.1

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

		June 30,	December 31,
As at	Note	2025	2024
ASSETS
Current
Cash		$2,523,719	$3,838,650
Cash held in trust		5,816	3,216
Trade and other receivables	7	4,097	370,537
Prepayments		42,915	391,649
Loans receivable	12,16	990,688	451,529
Total Current Assets		3,567,235	5,055,581

Non-Current
Property, plant and equipment	9	2,443,588	2,339,182
Intangible assets	11	–	15,827
Loans receivable	12	–	503,493
Right-of-use assets	10	204,206	–
Total Non-Current Assets		2,647,794	2,858,502

Total Assets		$6,215,029	$7,914,083

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Trade and other payables		$2,204,803	$2,982,499
Lease liability	13	136,087	–
Loans and borrowings	14	184,285	352,814
Due to related parties	16	317,784	302,232
Total Current Liabilities		2,842,959	3,637,545

Non-Current
Lease liability	13	70,869	–
Total Non-Current Liabilities		70,869	–

Total Liabilities		2,913,828	3,637,545

Shareholders’ Equity
Share capital	15	63,639,395	63,319,398
Other reserves		3,370	24,423
Accumulated deficit		(58,253,006)	(57,459,061)
Accumulated other comprehensive loss		(2,088,558)	(1,608,222)
Total Shareholders’ Equity		3,301,201	4,276,538
Total Liabilities and Shareholders’ Equity		$6,215,029	$7,914,083

Proposed Business Combination (Note 23)

Subsequent Events (Note 24)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States Dollars)

		Six months ended
		June 30,
	Note	2025	2024

Operating expenses
Depreciation and amortization	9,10	$84,788	$102,051
Consulting and professional fees		863,287	1,510,663
Personnel expenses	16	226,822	209,106
General and administrative expenses		315,859	337,948
Total operating expenses		1,490,756	2,159,768

Operating loss		(1,490,756)	(2,159,768)

Other income (expenses):
Finance income	12	38,116	–
Finance expense	13,14,16	(17,749)	(62,192)
Foreign exchange gain (loss), net		44,521	(132,441)
Gain (loss) on debt settlement		21,575	(232,375)
Other income		–	75,093
Loss on sale of subsidiary	5	–	(165,625)
Write-off of holdback payable	4	–	400,000
		86,463	(117,540)

Net loss from continuing operations		(1,404,293)	(2,277,308)

Gain (loss) from discontinued operations	5,6	589,292	(405,582)

Net loss		$(815,001)	$(2,682,890)
Translation adjustment		122,144	136,130
Comprehensive loss		$(692,857)	$(2,546,760)

Loss per share from continuing operations – basic and diluted	15	$(2.02)	$(15.07)
Loss per share – basic and diluted	15	$(1.17)	$(17.76)
Weighted average common shares outstanding	15	693,889	151,067

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Shareholders’ Equity

(Expressed in United States Dollars)

	Note	Share capital	Other reserves	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance, December 31, 2023		$51,020,121	$21,053	$(53,363,032)	$(1,507,034)	$(3,828,892)

Issuance of shares from private placement	15	1,137,762	10,290,426	–	–	11,428,188
Issuance of shares upon exercise of prefunded warrants	15	10,287,056	(10,287,056)	–	–	–
Cancelled shares	15	(1,445,188)	–	–	–	(1,445,188)
Share issuance costs		(584,914)	–	–	–	(584,914)
Fair value of RSUs redeemed at $25.69 per share	15	1,547,703	–	–	–	1,547,703
Net loss		–	–	(2,682,890)	–	(2,682,890)
Translation adjustment		–	–	–	136,130	136,130
Balance, June 30, 2024		$61,962,540	$24,423	$(56,045,922)	$(1,370,904)	$4,570,137

Balance, December 31, 2024		$63,319,398	$24,423	$(57,459,061)	$(1,608,222)	$4,276,538

Issuance of shares from private placement	15	320,000	–	–	–	320,000
Impact of loss of control of Canmart	6	(3)	(21,053)	21,056	(602,480)	(602,480)
Net loss		–	–	(815,001)	–	(815,001)
Translation adjustment		–	–	–	122,144	122,144
Balance, June 30, 2025		$63,639,395	$3,370	$(58,253,006)	$(2,088,558)	$3,301,201

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

		Six months ended June 30,
	Note	2025	2024
Cash flows from operating activities:
Net loss from continuing operations		$(1,404,293)	$(2,277,308)
Net gain (loss) from discontinued operations		589,292	(405,582)
Net loss for the period		(815,001)	(2,682,890)
Adjustments for non-cash items:
Gain on loss of control of Canmart, net of cash surrendered and foreign currency translation adjustment	6	(12,999)	–
Depreciation and amortization	9,10	83,862	104,000
Depreciation and amortization from discontinued operations	9	926	261,501
Interest expenses	13,14,16	17,749	81,021
Interest expenses from discontinued operations	14	–	124,205
Interest income from Bridge loans	12	(38,116)	–
Fair value of RSUs granted and exercised	15	–	1,547,703
Loss (gain) on settlement on debt		(21,575)	232,375
Loss on sale of subsidiary		–	165,625
Write-off of holdback payable	4	–	(400,000)
Working capital adjustments (net of amounts acquired/disposed):
Trade and other receivables		301,128	(189,536)
Prepayments		279,128	(1,174,292)
Trade and other payables		(235,341)	(203,044)
Due to related parties		64,635	(458,648)
Cash flows used in operating activities		(375,604)	(2,591,980)

Cash flows from investing activities:
Additions to property, plant and equipment		–	(1,343,893)
Cash surrendered on sale of RPK	5	–	(105,175)
Cash proceeds from sale of subsidiary	5	–	1,553,750
Loan repayment (receivable)	12	347	(632)
Cash surrendered on loss of control of Canmart	6	(174)	–
Cash flows provided by investing activities		173	104,050

Cash flows from financing activities:
Proceeds from private placement	15	320,000	9,398,086
Advances from (advances to) related parties		(578,604)	44,975
Repayment of advances from related parties		(62,596)	(465,297)
Loans received		–	65,282
Loans repaid		(201,206)	(104,920)
Lease payments	13	–	(300,000)
Cash flows provided by (used in) financing activities		(522,406)	8,638,126

Net increase (decrease) in cash and cash equivalents		(897,837)	6,150,196
Effects of exchange rate changes on cash and cash equivalents		(414,494)	(212,089)
Cash and cash equivalents at the beginning of the period		3,841,866	93,875
Cash and cash equivalents at the end of the period		$2,529,535	$6,031,982

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

1.	Nature of Operations and Going Concern

Akanda Corp. (the “Company”) is domiciled in Canada and was incorporated on July 16, 2021. The Company’s registered office is 77 King Street West, Suite 400, Toronto-Dominion Centre, Toronto Canada, Ontario, M5K 0A1.

Prior to the liquidation event on July 15, 2022 described below, the Company, through its indirectly held subsidiary, Bophelo Bio Science and Wellness (Pty) Ltd. is in the business of cultivating and manufacturing cannabis biomass and medical cannabis products in Lesotho (specifically near Ts’akholo, in the Mafeteng district of the Kingdom of Lesotho, Southern Africa), for export to international markets. At December 31, 2022, the Company determined that it no longer controlled Bophelo Bio Science and Wellness (Pty) Ltd. as a result of the insolvent liquidation order signed by the Lesotho Court on July 15, 2022 (note 21). As a result of the loss of control, the Company derecognized all assets and liabilities at their book values on December 31, 2022 and wrote down all balances receivable from the entity to $nil. During the year ended December 31, 2022, the Company recorded a loss on loss of control of Bophelo Bio Science and Wellness (Pty) Ltd. of $2,085,624, which included $739,947 of cash held by Bophelo Bio Science and Wellness (Pty) Ltd. The Company accounted for the operating results of Bophelo Bio Science and Wellness (Pty) Ltd. as a discontinued operation during the years ended December 31, 2022 and 2021. At the date of these consolidated financial statements, the Company believes that the liquidation of Bophelo Bio Science and Wellness (Pty) Ltd. is still ongoing.

The Company was incorporated for the designed purpose of becoming the ultimate parent company of Cannahealth Ltd. (“Cannahealth”), through a reorganization of entities with common control. The share purchase agreement became unconditional on or about November 3, 2021 and the Company acquired the shares in the aforementioned entities from Halo Collective Inc. (“Halo”).

On April 29, 2022, the Company, through its wholly owned subsidiary, Cannahealth, acquired 100% of the Ordinary Shares of Holigen Limited (“Holigen”) and its wholly-owned subsidiary, RPK Biopharma Unipessoal, LDA (“RPK”) from the Flowr Corporation (note 4).

On February 28, 2024, the Company incorporated a new subsidiary – 1468243 B.C. Ltd.

On March 24, 2024, the Company completed the transaction with Somai Pharmaceuticals Ltd. (“Somai”) for the sale of RPK (note 5). The Company accounted for the operating results of RPK which was a net loss of $827,620 as a discontinued operation during the year ended December 31, 2024 and has reclassified the operating results of RPK as a discontinued operation for the year ended December 31, 2023.

Prior to the liquidation event on May 30, 2025 described below, the Company, through its subsidiary Canmart Ltd. (“Canmart”), is also in the business of sales and distribution of cannabis-based products for medical use, which is based in the United Kingdom (“UK”). During the first quarter of 2025, the Company evaluated the current state of Canmart and has determined to discontinue and cease it UK operation. The Company filed for creditor’s voluntary liquidation and had the winding up commenced on May 30, 2025 (note 6). As at June 30, 2025, the Company no longer controlled Canmart and derecognized all assets and liabilities at their book values on May 30, 2025 and wrote down all balances to $nil. The Company accounted for the operating results of Canmart which was a net loss of $26,013 as a discontinued operation during the six months ended June 30, 2025 and has reclassified the operating results of Canmart as a discontinued operation for the six months ended June 30, 2024.

The Company’s condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a net cash outflow of $375,604 from operating activities for the six months ended June 30, 2025. As of June 30, 2025, the Company had working capital of $724,276 and has accumulated losses of $58,253,006. The continuing operations of the Company are dependent upon its ability to raise further cash funding by way of issuing debt and/or equity.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

1.	Nature of Operations and Going Concern (continued)

The Company is an early-stage company and is primarily dependent on externally provided financing to continue as a going concern. Additional funds will be required to enable the Company to pursue such an initiative and the Company may be unable to obtain such financing on satisfactory terms. Furthermore, there is no assurance that the Company will be profitable. Management intends to finance operating costs over the next twelve months with its cash on hand, and/or additional cash that will be generated from operations. The Company does not at this stage have any firm plans or commitments regarding further financing.

These uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities which might be necessary should the Company be unable to continue in existence.

2.	Basis of Preparation

(a)	Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and have been prepared using the same accounting policies and methods of application as those used in the Company’s audited consolidated financial statements for the year ended December 31, 2024.

(b)	Basis of preparation

These condensed interim consolidated financial statements have been prepared on an accrual basis, except for cash flow information, and are based on the historical cost, modified where applicable and related to the valuation of certain financial assets and financial liabilities to fair value.

(c)	Functional and presentation currency

The Company and its subsidiaries are measured using the currency of the primary economic environment in which each subsidiary operates - the functional currency. The Euro is the functional currency of Holigen and Cannahealth, Great British Pounds is the functional currency of Canmart and Canadian Dollars is the functional currency of 1371011 and Akanda while the United States Dollars is its reporting currency.

These condensed interim consolidated financial statements are prepared and presented in United States Dollars (“USD” or “$”), which is the Company’s reporting currency. All financial information has been rounded to the nearest dollar except where indicated otherwise.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Basis of Preparation (continued)

(d)	Use of estimates and judgments

The preparation of condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses during the year. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Areas in which management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company’s and its subsidiaries’ functional currencies. Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year is presented in the Company’s audited consolidated financial statements for the year ended December 31, 2024.

3.	Material Accounting Policies

These condensed interim consolidated financial statements do not include all the information required of the audited annual financial statements and are intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in the financial position and performance of the Company since the end of the last annual reporting period. The accounting policies followed in these condensed interim financial statements are the same as those applied in the Company’s most recent audited annual financial statements for the year ended December 31, 2024. Therefore, it is recommended that this financial report be read in conjunction with the audited annual consolidated financial statements of the Company for the year ended December 31, 2024.

Recent accounting pronouncements

Certain new IFRS standards and interpretations have been issued but are not shown as they are not expected to have a material impact on the Company’s consolidated financial statements.

4.	Business Combination

On April 29, 2022, the Company, through its wholly owned subsidiary, Cannahealth, acquired 100% of the Ordinary Shares of Holigen and its wholly-owned operating subsidiary, RPK from the Flowr Corporation (“Flowr”). Consideration for the acquisition consisted of a payment of $3,000,000 in cash and 760 common shares of the Company’s share capital. Of the total cash purchase price, $2,600,000 has been paid and $400,000 as holdback payable. The holdback payable represents funds withheld until resolution of a potential liability between the vendor and a service provider, of which the Company expects resolution within the next twelve (12) months.

The purchase of Holigen has been accounted for by the acquisition method, with the results of Holigen included in the Company’s results of operation from the date of acquisition. The purchase of Holigen was determined as being a business combination in accordance with the requirements of IFRS 3 - Business Combinations, due to the fact that the Company acquired control over Holigen on the acquisition date through the purchase of 100% of its voting securities and consequent transfer of the purchase consideration to the sellers of the Holigen, namely Flowr.

On February 28, 2024, the Company signed a definitive Share Purchase Agreement and Escrow Agreement with Somai Pharmaceuticals Ltd. (“Somai”), pursuant to which Somai will acquire RPK for a total consideration of $2,000,000. The transaction was completed during the year ended December 31, 2024 (note 5).

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

4.	Business Combination (continued)

Status of Holigen’s seller

In October 2022, Flowr commenced Court-supervised restructuring proceedings under the Companies’ Creditors Arrangement Act (“CCAA”) in order to receive a stay of proceedings that will allow Flowr to conduct a Sale and Investment Solicitation Process (“SISP”). The Court granted an Initial Order in these CCAA proceedings and appointed Ernst & Young Inc. as ‘the Monitor’.

During the year ended December 31, 2023, Flowr completed the sale of all of the shares of its subsidiaries, The Flowr Group (Okanagan) Inc. and certain other assets, comprising substantially all of the assets of Flowr. As a result, and pursuant to an Order dated July 21, 2023, the Monitor completed cash and share distributions to Flowr’s debenture holders. There is no recovery available for Flowr’s unsecured creditors and shareholders. For this reason, the Company recognized a write-off of holdback payable of $400,000 during the year ended December 31, 2024.

5.	Sale of RPK

During the year ended December 31, 2024, the Company commenced plans to sell its subsidiary - RPK, and on March 24, 2024, pursuant to the signed definitive Share Purchase Agreement and Escrow Agreement with Somai in February 2024, the Company completed the transaction with Somai for the sale of RPK.

Under the terms of the Share Purchase Agreement, Somai acquired RPK for a total cash consideration of Two Million United States Dollars ($2,000,000). In addition, Somai assumed up to One Million Euros of current liabilities and RPK’s debt with the senior secured lender Bank, Caixa Agricola. In total, Somai assumed approximately 4,000,000 Euros of debt. In accordance with the agreement, a deposit of Five Hundred Thousand United States Dollars ($500,000) was released from a joint escrow account and the remainder of the purchase price was paid directly to the Company.

In connection with the closing, the Company paid a cash finder’s fee for an aggregate of $446,250.

The Company recognized a gain on sale of subsidiary of $198,780 in the consolidated statements of loss and comprehensive loss. The gain on sale was computed as follows:

Cash received	$2,000,000
Finder’s fee – transaction cost	(446,250)
Consideration received, net	$1,553,750

Cash	$105,175
Accounts receivable (note 6)	158,812
Inventory (note 7)	895,715
Prepayments	33,762
Property, plant and equipment, net (note 9)	1,769,221
Intangible licenses (note 11)	3,783,117
Accounts payable	(2,016,744)
Bank loans (note 14)	(3,374,088)
Net assets sold	$1,354,970

Gain on sale of subsidiary	$198,780

The Company accounted for the operating results of RPK which was a net loss of $827,620 as a discontinued operation during the year ended December 31, 2024 and has reclassified the operating results of RPK as a discontinued operation for the year ended December 31, 2023.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

6.	Loss of Control of Canmart Ltd.

During the first quarter of 2025, the Company evaluated the current state of Canmart and has determined to discontinue and cease it UK operation. The Company came to this decision after receiving notification from Canmart’s directors that they intend to resign and thought out the difficulty in finding qualified replacements, among other things. The Company then filed for creditor’s voluntary liquidation and had the winding up commenced on May 30, 2025.

As at June 30, 2025, the Company no longer controlled Canmart and derecognized all assets and liabilities at their book values on May 30, 2025 and wrote down all balances to $nil. During the six months ended June 30, 2025, the Company recorded a gain on loss of control of Canmart of $615,305. The Company accounted for the operating results of Canmart as a discontinued operation during the six months ended June 30, 2025 and has reclassified the operating results of Canmart as a discontinued operation for the six months ended June 30, 2024.

Set out below is the financial performance and cash flow information for the six months ended June 30, 2025 and 2024 related to the discontinued operation:

Six months ended June 30,	2025	2024
Revenue	$–	$173,858
Operating expenses	(31,794)	(366,915)
Other income (expenses)	5,781	248,880
	(26,013)	55,823
Gain on loss of control of subsidiary	615,305	–
Gain on discontinued operations	$589,292	$55,823

Exchange differences on translation of discontinued operations	$(794,635)	$204,812
Other comprehensive income from discontinued operations	$(794,635)	$204,812

Cash flows provided by (used in) operating activities	$(21,509)	$69,599
Cash flows provided by (used in) investing activities	173	(1,505)
Cash flows provided by (used in) financing activities	–	(50,472)
Effects of exchange rate changes on cash and cash equivalents	706	(300)
Net change in cash provided by (used in) by the subsidiary	$(20,630)	$17,322

Carrying amount of net liabilities immediately prior to loss of control of subsidiary	$(12,825)
Reclassification of foreign currency translation reserve	(602,480)
Gain on loss of control of subsidiary	$(615,305)

As at June 30, 2025, the carrying amounts of assets and liabilities of Canmart were as follows:

Cash	$174
Accounts receivable (note 7)	78,737
Prepayments	62,461
Loan receivables (note 12)	592,713
Property, plant and equipment (note 9)	3,067
Intangible assets (note 11)	17,009
Total assets	$754,161

Trade and other payables	$766,986
Total liabilities	$766,986

Net liabilities	$(12,825)

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

7.	Trade and Other Receivables

	June 30,	December 31,
	2025	2024
Trade accounts receivable	$–	$356,105
Sales taxes receivable	4,097	14,432
	$4,097	$370,537

As at December 31, 2024, there were two customers with an amount greater than 10% of the Company’s trade accounts receivable which represented 74% of the balance. The Company did not recognize any bad debt expense during the year ended December 31, 2024.

During the year ended December 31, 2024, the Company derecognized accounts receivable with a net book value of $158,812 in connection with the sale of RPK (note 5).

During the six months ended June 30, 2025, the Company derecognized accounts receivable with a net book value of $78,737 in connection with the loss of control of Canmart (note 6). As a result, the Company has no customers at June 30, 2025.

8.	Inventory

The Company’s inventory prior to the sale of RPK included consumer packaging inventory and dried cannabis flower finished product at RPK in Portugal. During the year ended December 31, 2024, concurrent to the sale of RPK (note 5), the Company derecognized inventory with a net book value of $895,715.

Biological assets

As at December 31, 2024, the Company no longer owns any cannabis plants.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

9.	Property, Plant and Equipment

Cost	Land	Plant and equipment	Leasehold Improvements	Motor Vehicles	Computers	Furniture and fixtures	Total
Balance, December 31, 2023	$1,355,337	$12,502,023	$1,538	$32,716	$48,862	$134,956	$14,075,432
Additions	1,950,000	–	141,806	–	3,776	2,556	2,098,138
Impact of sale of RPK	(909,551)	(12,148,749)	–	(28,983)	(25,610)	(126,346)	(13,239,239)
Foreign exchange movements	(180,786)	(353,274)	(6,683)	(3,733)	(15,610)	(6,227)	(566,313)
Balance, December 31, 2024	2,215,000	–	136,661	–	11,418	4,939	2,368,018
Impact of loss of control of Canmart	–	–	(1,627)	–	(8,405)	(5,308)	(15,340)
Foreign exchange movements	116,675	–	7,232	–	776	369	125,052
Balance, June 30, 2025	$2,331,675	$–	$142,266	$–	$3,789	$–	$2,477,730

Accumulated depreciation	Land	Plant and equipment	Leasehold Improvements	Motor Vehicles	Computers	Furniture and fixtures	Total
Balance, December 31, 2023	$–	$2,723,166	$308	$21,364	$44,761	$38,570	$2,828,169
Depreciation	–	–	19,216	–	2,528	1,261	23,005
Depreciation - RPK	–	255,023	–	2,202	1,040	3,236	261,501
Impact of sale of RPK	–	(2,662,688)	–	(19,866)	(24,764)	(34,669)	(2,741,987)
Foreign exchange movements	–	(315,501)	(899)	(3,700)	(15,932)	(5,820)	(341,852)
Balance, December 31, 2024	–	–	18,625	–	7,633	2,578	28,836
Depreciation	–	–	13,784	–	612	–	14,396
Depreciation - Canmart	–	–	104	–	309	513	926
Impact of loss of control of Canmart	–	–	(760)	–	(8,204)	(3,309)	(12,273)
Foreign exchange movements	–	–	1,442	–	597	218	2,257
Balance, June 30, 2025	$–	$–	$33,195	$–	$947	$-	$34,142

Impairment	Land	Plant and equipment	Leasehold Improvements	Motor Vehicles	Computers	Furniture and fixtures	Total
Balance, December 31, 2023	$737,994	$7,902,730	$–	$9,174	$1,135	$76,998	$8,728,031
Impact of sale of RPK	(737,994)	(7,902,730)	–	(9,174)	(1,135)	(76,998)	(8,728,031)
Balance, December 31, 2024 and June 30, 2025	$–	$–	$–	$–	$–	$–	$–

Net book value	Land	Plant and equipment	Leasehold Improvements	Motor Vehicles	Computers	Furniture and fixtures	Total
Balance, December 31, 2024	$2,215,000	$–	$118,036	$–	$3,785	$2,361	$2,339,182
Balance, June 30, 2025	$2,331,675	$–	$109,071	$–	$2,842	$–	$2,443,588

As at December 31, 2024, the Company derecognized property, plant and equipment with a net book value of $1,769,221 in connection with the sale of RPK (note 5).

As at June 30, 2025, the Company derecognized property, plant and equipment with a net book value of $3,067 in connection with the loss of control of Canmart (note 6).

During the six months ended June 30, 2025, the Company recognized depreciation of its property, plant and equipment of $15,322 of which $926 was related to the loss of control of Canmart and was recorded within discontinued operations.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

9.	Property, Plant and Equipment (continued)

1900 Ferne Road, Gabriola Island, British Columbia

On September 19, 2023, and as amended on September 22, 2023, the Company entered into an option agreement with 1107385 B.C. Ltd (“1107385”) to purchase farming land property and related operations and licenses from 1107385. To acquire the property, the Company must pay the following:

A.	The Company will issue a non-refundable payment equal to $1,800,000 and if paid in common shares of the Company will be based on formula to calculate the per share price as set forth in the agreement. The payment will be broken up into following:

●	the First Option Payment, upon signing (issued 3,519 common shares with a fair value of $431,149) (note 15)

●	the Second Option Payment, 15 days after signing (paid $600,000)

●	the Third Option Payment, 30 days after signing (paid $600,000)

This buys the Company the right to develop the property for two years. The Company plans during this time period to develop Tetrahydrocannabinol (THC) and CBD facilities at this site.

B.	Additional payments will be made based upon milestones achieved from the development. Further payment milestones include:

●	Upon approval or a license for THC cultivation on the property from the applicable regulatory authority, $500,000 will be paid to the Owner.

●	Upon sale of THC product cultivated from the property, $500,000 will be paid

●	Upon Hemp cultivation approval from the application regulatory authority, $750,000 will be paid (paid in September 2024)

●	Upon CBD cultivation approval from the application regulatory authority, $750,000 will be paid

During the year ended December 31, 2024, the Company completed the initial payment and acquired the right to develop the farming property.

On September 5, 2024, Health Canada approved a hemp license for the Company. As a result, the Company was paid an additional $750,000 to 1107385 for completing one of the milestone events on September 16, 2024.

As of June 30, 2025, the Company has not yet cultivated any product from this land.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

10.	Right-of-use Assets

On January 1, 2025, the Company entered into a lease agreement for an office space with a monthly lease payment of $12,000 over a period of two years. The right-of-use assets recognized was measured at an amount equal to the recognized lease liabilities (note 13).

The details of the right-of-use assets recognized as at June 30, 2025 are as follows:

Office lease
Balance, December 31, 2023	$121,982
Amortization	(118,049)
Movement in exchange rates	(3,933)
Balance, December 31, 2024	–
Additions	272,274
Amortization	(69,466)
Movement in exchange rates	1,398
Balance, June 30, 2025	$204,206

During the six months ended June 30, 2025, the Company recorded amortization on its right-of-use assets of $69,466 (2024 – $102,051).

11.	Intangible Assets

Cost:	Software	Licences	Total
Balance, December 31, 2023	$19,554	$24,664,298	$24,683,852
Impact of sale of RPK	(18,663)	(24,648,225)	(24,666,888)
Movement in exchange rates	(891)	(246)	(1,137)
Balance, December 31, 2024	–	15,827	15,827
Impact on loss of control of Canmart	–	(17,009)	(17,009)
Movement in exchange rates	–	1,182	1,182
Balance, June 30, 2025	$–	$–	$–

Accumulated amortization:	Software	Licences	Total
Balance, December 31, 2023	$16,992	$4,929,645	$4,946,637
Amortization	–	–	–
Impact of sale of RPK	(16,593)	(4,929,645)	(4,946,238)
Movement in exchange rates	(399)	–	(399)
Balance, December 31, 2024 and June 30, 2025	$–	$–	$–

Impairment:	Software	Licences	Total
Balance, December 31, 2023	$2,070	$15,935,463	$15,937,533
Impact of sale of RPK	(2,070)	(15,935,463)	(15,937,533)
Balance, December 31, 2024 and June 30, 2025	$–	$–	$–

Net book value	Software	Licences	Total
Balance, December 31, 2024	$–	$15,827	$15,827
Balance, June 30, 2025	$–	$–	$–

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

11.	Intangible Assets (continued)

During the year ended December 31, 2024, concurrent to the sale of RPK, the Company derecognized RPK’s cannabis API manufacturing and GMP license with a net book value of $3,783,117 (note 5). As of December 31, 2024, the Company’s remaining intangible asset consist of cannabis distribution license with a carrying value of $15,827.

During the six months ended June 30, 2025, concurrent to the loss of control of Canmart, the Company derecognized Canmart’s cannabis distribution license with a net book value of $17,009 (note 6). As of June 30, 2025, the Company has nil intangible assets.

12.	Loans Receivable

Included in the loans receivable at June 30, 2025 is an amount owed by First Towers & Fiber Corp., a corporation incorporated under the laws of the Province of British Columbia and controlled by a director of the Company (note 16) (“First Towers” or “FTFC”) pursuant to a Bridge Loan Agreement entered into in November 2024 and an amount owed by Halo.

	June 30,	December 31,
	2025	2024
Loan to Cellen Life Sciences Limited (a)	$–	$503,493
Loan to an arm’s length party (b)	–	83,357
Loan to First Towers & Fiber Corp. (c)	814,069	352,953
Advances to Halo (d)	176,619	15,219
	$990,688	$955,022

(a)	On November 10, 2022, the Company entered into an agreement (the “Loan Restructuring Agreement”) with Cellen Life Sciences Limited and Cellen Biotech Limited (collectively referred to as “Cellen”) which entails the restructuring of the payment terms applicable to the $500,000 loan payable by Cellen to the Company pursuant to a Bridge Loan Facility Agreement previously entered into on December 2, 2021. In terms of the Loan Restructuring Agreement, Cellen shall repay the $500,000 by no later than the fourth anniversary of the Loan Restructuring Agreement, namely by November 10, 2026. The loan shall not bear interest until the 2nd anniversary (namely November 10, 2024) of the Loan Restructuring Agreement, where thereafter, it shall bear interest at a rate of 5% per annum on the principal amount of the loan ($500,000). The loan is secured over the assets of Cellen. As of June 30, 2025, the Company no longer controlled Canmart and as a result, the Company derecognized all assets and liabilities at their book values on May 30, 2025. The Company wrote down this loan with a net book value of $503,493 to $nil (note 6).

(b)	During the year ended December 31, 2023, the Company loaned an amount of $84,020 (£66,000) to an arm’s length party. This loan is non-interest bearing, unsecured and has no specific terms of repayment. During the year ended December 31, 2024, the Company loaned out an additional $633 (£500). The additional loan is non-interest bearing, unsecured and has no specific terms of repayment. During the six months ended June 30, 2025, the Company received a partial repayment of $347 (£270). As of June 30, 2025, the Company no longer controlled Canmart and as a result, the Company derecognized all assets and liabilities at their book values on May 30, 2025. The Company wrote down this loan with a net book value of $89,220 to $nil (note 6).

(c)	On November 21, 2024, the Company entered into a Bridge Loan Agreement with First Towers (the “Bridge Loan Agreement”), pursuant to which the Company loaned out $350,000 (the “Loan”) to First Towers. Interest of the prime rate (as defined in the Bridge Loan Agreement) plus 2% will accrue and be calculated daily on the principal amount of the Loan on the basis of the actual number of days the Loan is outstanding in a year of 365 or 366 days, as applicable, and will be compounded and payable monthly in arrears on the first business day of each month.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

12.	Loans Receivable (continued)

The obligations under the Loan will rank as the third ranking and most senior secured debt of First Towers. The Loan, together with all accrued interest, fees and other amount payable pursuant to the Bridge Loan Agreement, will be due and payable by First Towers in full on demand by the Company. In addition, First Towers has the right at any time to repay the Loan or any part of the Loan without premium, penalty or bonus. As general and continuing collateral security for the obligations under the Bridge Loan Agreement, First Towers agreed to execute and deliver to and in favor of the Company, a general security agreement creating a third-ranking security interest over all of First Towers’ property, an investment property pledge agreement creating a third-ranking security interest in all present and after acquired shares owned in First Towers (the “Pledged Shares”), a control agreement for the Pledged Shares, and an insurance transfer and consent, assigning certain insurance of First Towers to the Company as mortgagee, third loss payee and additional named insured as required by the Bridge Loan Agreement.

Pursuant to the Bridge Loan Agreement, the Company shall also advance to First Towers a $1,000,000 loan on the same terms as the existing Loan Agreement. As of June 30, 2025, the Company lent out the following loans:

i.	On January 24, 2025, the Company lent an amount of $30,000 to First Towers. The loan is unsecured, bears interest of 20% per annum and payable within 12 months.

ii.	On February 14, 2025, the Company lent an amount of $170,000 to First Towers. The loan is unsecured, bears interest of 20% per annum and payable within 12 months.

iii.	On April 2, 2025, the Company lent a total amount of $200,000 to First Towers. The loan is unsecured, bears interest of 20% per annum and payable within 12 months.

iv.	On May 1, 2025, the Company lent a total amount of $23,000 to First Towers. The loan is unsecured, bears interest of 20% per annum and payable within 12 months.

During the six months ended June 30, 2025, the Company recorded an accrued interest receivable of $38,116 (2024 – $nil). As at June 30, 2025, the loan receivable balance including interest was $814,069 (December 31, 2024 – $352,953).

(d)	During the year ended December 31, 2024, the Company paid and accrued an amount of $15,969 (CAD21,875) of fees for services rendered by certain legal firms to Halo, a company controlled by the interim CEO of the Company (note 16). The transactions were accounted by the Company as advances or loans to Halo. The loans are non-interest bearing, unsecured and have no specific terms of repayment.

During the six months ended June 30, 2025, the Company paid an additional amount of $155,603 (CAD219,280) of fees for services rendered by certain legal firms to Halo. These amounts, accounted as loans, are non-interest bearing, unsecured and have no specific terms of repayment. As at June 30, 2025, the loan receivable balance was $176,619 (December 31, 2024 – $15,219).

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

12.	Loans Receivable (continued)

The details of the loans receivable recognized as at June 30, 2025 are as follows:

Balance, December 31, 2023	$593,232
Addition	366,602
Interest Receivable	6,446
Movement in exchange rates	(11,258)
Balance, December 31, 2024	955,022
Addition	578,603
Interest Receivable	38,116
Cash payment	(347)
Impact on loss of control of Canmart	(592,713)
Movement in exchange rates	12,007
Balance, June 30, 2025	$990,688

	Maturity	June 30, 2025	December 31, 2024
Current	2025	$990,688	$451,529
Non-current	2026	–	503,493
		$990,688	$955,022

13.	Lease Liability

On January 1, 2025, the Company entered into a lease agreement for an office space with a monthly lease payment of $12,000 over a period of two years. Under IFRS 16, the Company recognizes lease liabilities measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate.

The details of the lease liability recognized as at June 30, 2025 are as follows:

Cost:	Office Lease
Balance, December 31, 2023	$135,337
Accrued interest	4,663
Lease payables transferred back from AP for cash settlement	160,000
Cash payments	(300,000)
Movement in exchange rates	–
Balance, December 31, 2024	–
Additions	272,274
Accrued interest	6,682
Reclass to Accounts payable	(72,000)
Balance, June 30, 2025	$206,956

	Maturity	Incremental borrowing rate	June 30, 2025	December 31, 2024
Current	2025	5.45%	$136,087	$–
Non-current	2026	5.45%	70,869	–
			$206,956	$–

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

13.	Lease Liability (continued)

The Company has committed to the following undiscounted minimum lease payments remaining as at June 30, 2025:

Year ended December 31:
2025 remaining, net of unpaid amounts transferred to Accounts payable	$72,000
2026	144,000
$216,000

14.	Loans and Borrowings

(a)	Bank loans:

The loans below have been granted to Holigen Ltd. and its subsidiaries in order to fund their capital and operational needs on site.

(i)	Short term loans

As at December 31, 2023, the balance of the loans from Caixa was $875,016 which consisted of loans for the purpose of building construction and purchase of equipment. The repayment date on these loans are February 22, 2026 and June 5, 2026 respectively. These loans are charged with interest at the rate of 3% and are secured by mortgage of building and equipment. As of December 31, 2024, pursuant to the sale of RPK, the Company derecognized short term loans with a net book value of $918,198 (note 5).

(ii)	Long term loans

As at December 31, 2023, the balance of the loans from Caixa was $2,497,155 which consisted of loans for the purpose of building construction and purchase of equipment. The repayment date on these loans are February 22, 2026 and June 5, 2026 respectively. These loans are charged with interest at the rate of 3% and are secured by mortgage of building and equipment. As at December 31, 2024, pursuant to the sale of RPK, the Company derecognized long term loans with a net book value of $2,455,890 (note 5).

During the year ended December 31, 2024, the Company recognized interest expense of $124,205 from these loans which was recorded within discontinued operations.

(b)	Other loans:

(i)	In connection with the acquisition of Holigen, the Company assumed a total loan of €124,890 from an arm’s length parties. The loans are non-interest bearing, unsecured and have no specific terms of repayment. As at June 30, 2025, the loan balance of $146,647 (December 31, 2024 – $129,716) remains outstanding.

(ii)	During the year ended December 31, 2022, the Company received a loan of £25,000 ($30,224) from a former related party (note 16). The loan is unsecured and bears interest of £200 per week. The loan matured on January 31, 2023 and is due on demand. Any unpaid amount is charged with late fees of £200 for each week the payment is late.

On January 17, 2023, the Company received an additional loan of €45,000 ($48,666) from the same former related party. The loan is unsecured and bears interest of 0.75% per day, compounding daily. The loan matured on February 1, 2023 and is due on demand. Any unpaid amount is charged with late fees of 1% compounding interest for each day the payment is late. During the year ended December 31, 2023, the lender has willingly forgone any interest arising from this loan.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

14.	Loans and Borrowings (continued)

(b)	Other loans (continued):

During the year ended December 31, 2024, the Company recorded interest expense of $9,210 and paid these loans in full, including late fees amounting to $15,591. As at December 31, 2024, the loans balance including accrued interest was $nil.

(iii)	During the year ended December 31, 2023, the Company received loans of CAD$105,000 ($77,450) from an arm’s length parties. The loans bear interest of 18% per annum, unsecured and payable within 12 months. During the six months ended June 30, 2025, the Company recorded interest expense of $4,667 (2024 – $6,920) and paid these loans in full.

(iv)	During the year ended December 31, 2023, the Company received loans of CAD$86,880 ($65,507) from an arm’s length parties. The loans bear interest of 7% per annum, unsecured and payable within 12 months.

During the year ended December 31, 2024, the Company received additional loans of CAD$87,133 ($65,282) from an arm’s length parties. These loans bear the same interest of 7% per annum, unsecured and payable within 12 months.

The Company recorded interest expense of $3,422 (2024 – $4,315) from these loans and made a partial repayments of $102,585 during the six months ended June 30, 2025. As at June 30, 2025, the remaining loans balance including accrued interest was $37,638 (December 31, 2024 – $133,083).

15.	Share Capital

(a)	Authorized

The Company has authorized share capital of an unlimited number of common shares with no par value.

On May 21, 2024, the Company implemented a 1-for-40 Reverse Stock Split on its common shares. No fractional shares were issued in connection with the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split were rounded down to the nearest whole number.

On November 14, 2024, the Company implemented a 1-for-2 Reverse Stock Split on its common shares. No fractional shares were issued in connection with the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split were rounded down to the nearest whole number.

Subsequent to the six months ended June 30, 2025, the Company implemented a 1-for-3.125 Reverse Stock Split on its common shares. No fractional shares were issued in connection with the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split were rounded down to the nearest whole number. All share and per share data in these consolidated financial statements have been retroactively restated to reflect the effect of the reverse stock split (Note 24).

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

15.	Share Capital (continued)

(b)	Shares issued and outstanding

Cost:	Number of shares	Capital
Balance, December 31, 2023	22,459	$51,020,121
Issuance of shares from private placement	77,775	1,396,702
Issuance of shares upon exercise of prefunded warrants	542,109	11,528,116
Cancelled shares	(47,499)	(1,445,188)
Share issuance costs	–	(728,056)
Fair value of RSUs redeemed at $8.22 per share	60,251	1,547,703
Balance, December 31, 2024	655,095	63,319,398
Issuance of shares from private placement	73,143	320,000
Impact on loss of control of Canmart	–	(3)
Balance, June 30, 2025	728,238	$63,639,395

During the six months ended June 30, 2025, the Company had the following share capital transactions:

(i)	On March 26, 2025, pursuant to a series of subscription agreement entered with investors on March 21 and 24, 2025, the Company completed its private offering with the issuance of 73,143 common shares at a subscription price of $4.375 per share for gross proceeds of $320,000.

During the year ended December 31, 2024, the Company had the following share capital transactions:

(i)	On February 2, 2024, pursuant to the securities purchase agreement entered with Corbo Capital Inc. on February 1, 2024, the Company announced closing of registered direct offering with the issuance of 1,123 common shares at a purchase price of $101.50 per share and prefunded warrants to purchase 5,852 common shares at a price of $101.475 per share for gross proceeds of $708,000. The prefunded warrants were immediately exercisable for $0.025 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. Under the residual method, the Company allotted $3,370 to the prefunded warrants and recorded the value under other reserves in the consolidated statements of financial position. During the year ended December 31, 2024, the Company issued 5,852 common shares pursuant the exercise of above prefunded warrants.

(ii)	On March 4, 2024, pursuant to the securities purchase agreement entered with Corbo Capital Inc. on March 1, 2024, the Company announced closing of registered direct offering with the issuance of 1,471 common shares at a purchase price of $51.36 per share and prefunded warrants to purchase 1,448 common shares at a price of $51.335 per share for gross proceeds of $150,000. The prefunded warrants were immediately exercisable for $0.025 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. No value has been allotted to the prefunded warrants under the residual method. During the year ended December 31, 2024, the Company issued 1,448 common shares pursuant the exercise of above prefunded warrants.

(iii)	On March 5, 2024, pursuant to the securities purchase agreement entered with Corbo Capital Inc. on March 4, 2024, the Company announced closing of registered direct offering with the issuance of 1,471 common shares at a purchase price of $42.18 per share and prefunded warrants to purchase 1,492 common shares at a price of $42.155 per share for gross proceeds of $125,000. The prefunded warrants were immediately exercisable for $0.025 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

15.	Share Capital (continued)

(b)	Shares issued and outstanding (continued)

During the year ended December 31, 2024, the Company had the following share capital transactions (continued):

limitations as set forth in the prefunded warrant. No value has been allotted to the prefunded warrants under the residual method. During the year ended December 31, 2024, the Company issued 1,492 common shares pursuant the exercise of above prefunded warrants.

(iv)	On March 27, 2024, pursuant to an underwriting agreement entered with Univest Securities, LLC (“Univest”) as the underwriter on March 25, 2024, the Company announced closing of underwritten public offering with the issuance of 12,350 common shares at a purchase price of $30.425 per share and prefunded warrants to purchase 199,489 common shares at a price of $30.40 per share for gross proceeds of $5,000,000. The prefunded warrants are immediately exercisable for $0.025 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. No value has been allotted to the prefunded warrants under the residual method. During the year ended December 31, 2024, the Company issued 199,489 common shares pursuant the exercise of above prefunded warrants.

(v)	On April 26, 2024, the Company cancelled 47,499 common shares with a fair value of $1,445,188.

(vi)	On May 17, 2024, pursuant to the securities purchase agreement entered with DRNK Beverage Corp. on the same day, the Company announced the 1st closing of registered direct offering with the issuance of 9,965 common shares at a purchase price of $25.775 per share and prefunded warrants to purchase 87,028 common shares at a price of $25.75 per share for gross proceeds of $2,500,000. The prefunded warrants are immediately exercisable for $0.025 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. No value has been allotted to the prefunded warrants under the residual method. During the year ended December 31, 2024, the Company issued 87,028 common shares pursuant the exercise of above prefunded warrants.

(vii)	On May 20, 2024, pursuant to the securities purchase agreement entered with DRNK Beverage Corp. on May 17, 2024, the Company announced the 2nd closing of registered direct offering with the issuance of 9,965 common shares at a purchase price of $25.775 per share, and prefunded warrants to purchase 48,230 common shares at a price of $25.75 per share for gross proceeds of $1,500,000. The prefunded warrants are immediately exercisable for $0.025 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. No value has been allotted to the prefunded warrants under the residual method. During the year ended December 31, 2024, the Company issued 48,230 common shares pursuant the exercise of above prefunded warrants.

(viii)	On May 24, 2024, the Company issued 60,251 common shares at a fair value of $1,547,703 on the RSUs granted to consultants of the Company to settle up consulting fees amounting to $900,000. As a result of the settlement, the Company recognized a loss on debt settlement of $647,703 in the consolidated statements of loss and comprehensive loss.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

15.	Share Capital (continued)

(b)	Shares issued and outstanding (continued)

During the year ended December 31, 2024, the Company had the following share capital transactions (continued):

(ix)	On October 3, 2024, pursuant to an underwriting agreement entered with Univest Securities, LLC (“Univest”) as the underwriter on October 2, 2024, the Company announced closing of underwritten public offering with the issuance of 41,430 common shares at a purchase price of $6.25 per share and prefunded warrants to purchase 198,570 common shares at a price of $6.2494 per share for gross proceeds of $1,500,000. The prefunded warrants are immediately exercisable for $0.0006 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. During the year ended December 31, 2024, the Company issued 198,570 common shares pursuant the exercise of above prefunded warrants.

(x)	In connection with the closed direct offerings and underwriting public offerings completed during the year ended December 31, 2024, the Company incurred a total share issuance cost of $728,056.

(c)	Loss per share

The weighted average number of common shares outstanding for basic and diluted loss per share for the six months ended June 30, 2025 was 693,889 (2024 – 151,067). The Company did not have any potential dilution during the six months ended June 30, 2025 and 2024.

(d)	Restricted stock units

In order to incentivize senior executive management and key staff, the Company makes use of equity incentives awarded pursuant to the Employee Share Ownership Plan (“ESOP”). In terms of the ESOP, the Company may award up to 20% of the Company’s issued share capital (at any point in time) in qualifying ESOP incentives.

On May 24, 2024, the Company granted 60,251 restricted stock units (“RSUs”) at a market price of $25.69 to consultants of the Company to settle consulting payables of $900,000. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $1,547,703. 60,251 of the granted RSUs were exercised during the year ended December 31, 2024.

A summary of the Company’s outstanding RSUs as at December 31, 2024 are as follows:

Number of RSUs
Balance, December 31, 2023	–
Granted	60,251
Exercised	(60,251)
Balance, December 31, 2024	–

During the year ended December 31, 2024, the Company recorded $798,795 of expenses related to the RSUs as consulting and accounting fees, $100,000 remains as prepaid expenses, $647,703 recognized as gain on debt settlement and the remaining $1,205 due to foreign currency translation was recorded to accumulated other comprehensive income.

There were no RSUs granted and outstanding during the six months ended June 30, 2025.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

16.	Related Party Transactions

Transactions with Key Management Personnel

The Company has identified its Board of Directors, Executive Chairman, Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”), Chief Financial Officer (“CFO”) and its President as its key management personnel who have the authority and responsibility for planning, directing and controlling the Company’s main activities.

For the six months ended June 30,	2025	2024
Key Management Remuneration	$226,745	$206,120
Stock-based compensation	–	–
	$226,745	$206,120

The Key Management remuneration is included in Professional and Consulting fees and Personnel Expenses in the Statement of Operations.

As of June 30, 2025, the Company has balances payable to related parties of $317,784 (December 31, 2024 – $302,232) as below:

a.	Included within accounts payable and accrued liabilities at June 30, 2025 is remuneration payable to key management totaling $317,784 (December 31, 2024 – $244,933), which includes amounts owing to the following current and former directors and officers of the Company:

●	current directors and officers:

i.	$8,000 owing to J Dhaliwal (December 31, 2024 – $8,000);

ii.	$2,307 owing to G Deol (December 31, 2024 – $2,192);

iii.	$32,000 owing to K Field (December 31, 2024 – $72,000);

iv.	$213,644 owing to D Jenkins (December 31, 2024 – $160,241);

v.	$40,500 owing to C Cooper (December 31, 2024 – $2,500); and

vi.	$21,333 owing to U Chaudhry (December 31, 2024 – $nil).

b.	The former director and officer of RPK, Kiranjit Sidhu is also the owner of Catalyst Capital LLC (“Catalyst”).

i.	On November 14, 2022, the Company received a loan of £25,000 ($30,224) from Catalyst. The loan is unsecured and bears interest of £200 per week. The loan has matured on January 31, 2023 and is due on demand. Any unpaid amount is charged with late fees of £200 for each week the payment is late. During the year ended December 31, 2024, the Company paid this loan in full as part of the debt settlement entered in April 2024.

ii.	On January 17, 2023, the Company received an additional loan of €45,000 ($48,666) from Catalyst. The loan is unsecured and bears interest of 0.75% per day, compounding daily. The loan has matured on February 1, 2023 and is due on demand. Any unpaid amount is charged with late fees of 1% compounding interest for each day the payment is late. During the year ended December 31, 2023, the lender has willingly forgone any interest arising from this loan. During the year ended December 31, 2024, the Company paid this loan in full as part of the debt settlement entered in April 2024.

iii.	On February 5, 2023, the Company entered into another independent contractor agreement with Mr. Sidhu, pursuant to which, he agreed to provide services regarding the business operations, business development, legal and strategic matters to the Company for $650,000. The payment for the services was partially settled by the issuance of 645 RSUs converted to 645 Common Shares in May 2023 and 562 RSUs converted to 562 Common Shares in July 2023. The remaining payable of $350,395 was paid in full during the year ended December 31, 2024, as part of the debt settlement entered in April 2024.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

16.	Related Party Transactions (continued)

iv.	On April 4, 2024, the Company entered into debt settlement agreement with Mr. Sidhu to settle up all amounts owing of $487,295, which includes outstanding loans and other consulting payables. Pursuant to the agreement, Mr. Sidhu agreed to accept $136,757 in full settlement of the outstanding debt. On April 10, 2024, the Company paid the agreed amounts and recognized a gain on debt settlement of $353,159 in the consolidated statements of loss and comprehensive loss.

c.	The Company has the following loans outstanding to 1248787 B.C. Ltd. (“1248787”), a company controlled by Jatinder Dhaliwal, a director of the Akanda:

i.	On August 18, 2023, the Company received a loan of C$24,000 ($17,714) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. During the six months ended June 30, 2025, the Company recorded interest expense of $1,067 (2024 – $1,581) and paid the loan in full.

ii.	On September 27, 2023, the Company received a loan of C$3,000 ($2,219) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. During the six months ended June 30, 2025, the Company recorded interest expense of $133 (2024 – $198) and paid the loan in full.

iii.	On October 13, 2023, the Company received a loan of C$40,000 ($29,258) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. During the six months ended June 30, 2025, the Company recorded interest expense of $1,778 (2024 – $2,636) and paid the loan in full.

d.	The Company has the following loans transactions with Halo, a company controlled by Katharyn Field, the executive director and interim CEO of Akanda:

Unsecured debenture

On January 26, 2023, the Company issued a promissory note to Halo for a principal amount of $328,000. The note bears an interest rate of 7% per annum and matured on June 25, 2023. During the year ended December 31, 2023, the Company entered into a note conversion agreement and settled this loan through the issuance of 2,328 common shares.

During the year ended December 31, 2023, the Company received additional loans from Halo in the aggregate principal amount of $1,192,953. These loans are unsecured and bears the same interest rate of 7% per annum and have no specific terms of repayment.

During the year ended December 31, 2024, the Company received additional loans from Halo in the aggregate principal amount of $44,954. These loans are unsecured and bears the same interest rate of 7% per annum and have no specific terms of repayment. The Company recorded interest expense of $39,170 from these loans and also made a full repayment during the year ended December 31, 2024.

e.	On April 24, 2024, Mr. Harvinder Singh resigned as an independent director of the Board of Directors of the Company. A Resignation and Mutual Release Agreement dated April 24, 2024 was entered between the Company and Mr. Singh, pursuant to which the Company agreed to pay Harvinder Singh a separation and release amount of $50,000. The Company has paid the amount in full on April 25, 2024. During the year ended December 31, 2024, the Company recognized a gain on debt settlement of $48,592 in the consolidated statements of loss and comprehensive loss.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

16.	Related Party Transactions (continued)

As of June 30, 2025, the Company has balances receivable from related parties of $990,688 (December 31, 2024 – $368,172) as below:

a.	Advances - Halo

During the year ended December 31, 2024, the Company paid and accrued an amount of $15,969 (CAD21,875) of fees for services rendered by certain legal firms to Halo, a company controlled by the interim CEO of the Company. The transactions were accounted by the Company as advances or loans to Halo. The loans are non-interest bearing, unsecured and has no specific terms of repayment.

During the six months ended June 30, 2025, the Company paid an additional amount of $155,603 (CAD219,280) of fees for services rendered by the same legal firms to Halo. The transactions, accounted as loans to Halo, are non-interest bearing, unsecured and has no specific terms of repayment. As at June 30, 2025, the loan receivable balance was $176,619 (December 31, 2024 – $15,219).

b.	The Company has the following loans receivable from First Towers:

On November 21, 2024, the Company entered into the Bridge Loan Agreement with First Towers, pursuant to which the Company agreed to loan to First Towers $350,000 (the “Loan”). Interest of the prime rate (as defined in the Bridge Loan Agreement) plus 2% will accrue and be calculated daily on the principal amount of the Loan on the basis of the actual number of days the Loan is outstanding in a year of 365 or 366 days, as applicable, and will be compounded and payable monthly in arrears on the first business day of each month.

Pursuant to the SEA, the Company shall also advance to First Towers up to a $1,000,000 loan on the same terms as the Bridge Loan Agreement. As of June 30, 2025, the Company lent out a total of $423,000 (note 12).

During the six months ended June 30, 2025, the Company recorded an accrued interest receivable of $38,116 (2024 - $nil). As at June 30, 2025, the loan receivable balance including interest was $814,069 (December 31, 2024 - $352,953).

The Company’s related party transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

17.	Financial Instruments

Determination of Fair Values

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in measuring fair value. The fair value hierarchy has the following levels:

Level 1 –	Quoted prices in active markets for identical assets or liabilities;

Level 2 –	Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3 –	Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions market participants would use in pricing.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

17.	Financial Instruments (continued)

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following models. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The following is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments as at June 30, 2025 and December 31, 2024:

		June 30, 2025		December 31, 2024
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets		$	$	$	$
Financial assets measured at amortised cost:
Cash and cash held in trust	1	2,529,535	2,529,535	3,841,866	3,841,866
Trade and other receivables	2	4,097	4,097	370,537	370,537
Loan receivable	2	990,688	990,688	955,022	955,022

		June 30, 2025		December 31, 2024
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities		$	$	$	$
Financial liabilities measure at amortised cost:
Trade and other payables	2	2,204,803	2,204,803	2,982,499	2,982,499
Loans and borrowings	2	184,285	184,285	352,814	352,814
Lease liabilities	2	206,956	206,956	–	–
Due to related parties	2	317,784	317,784	302,232	302,232

18.	Risks Arising from Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(a)	Market risk

Foreign exchange risk: is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company has not entered into any foreign exchange hedging contracts. The Company is exposed to currency risk from the British Pound (“GBP”), Euro (“EUR”) and Canadian dollar (“CAD”) through the following foreign currency denominated financial assets and liabilities:

As at (expressed in GBP)	June 30, 2025	December 31, 2024
Financial assets
Cash and cash held in trust	£100	£16,558
Trade and other receivables	354	293,055
Loan receivable	–	469,233
	£454	£778,846
Financial liabilities
Trade and other payables	£2,126	£820,809
	£2,126	£820,809

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

18.	Risks Arising from Financial Instruments and Risk Management (continued)

(a)	Market risk (continued)

As at (expressed in EUR)	June 30, 2025	December 31, 2024
Financial assets
Cash	€12,504	€12,504
Trade and other receivables	3,076	3,076
	€15,580	€15,580
Financial liabilities
Trade and other payables	€22,777	€838
Loans and borrowings	124,890	124,890
	€147,667	€125,728

As at (expressed in CAD)	June 30, 2025	December 31, 2024
Financial assets
Cash	$3,433,592	$5,473,500
Loans receivable	1,391,457	515,197
	$4,825,049	$5,988,697
Financial liabilities
Trade and other payables	$2,973,090	$2,809,356
Due to related party	434,691	425,962
Lease liabilities	298,812	–
Loans and borrowings	49,683	315,557
	$3,756,276	$3,550,875

Based on the above net exposures as at June 30, 2025, assuming that all other variables remain constant, a 5% appreciation or deterioration of the USD against the GBP would result in a corresponding increase or decrease, respectively on the Company’s net income of approximately $nil (December 31, 2024 – $2,000), EUR – $6,000  (December 31, 2024 – $5,000) and CAD – $39,000  (December 31, 2024 – $85,000).

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company’s cash and accounts receivable. The carrying amounts of the financial assets represents the maximum credit exposure. The Company limits its exposure to credit risk on cash by placing these financial instruments with high-credit quality financial institutions.

At December 31, 2024, the Company was subject to a concentration of credit risk related to its accounts receivable as 74% of the balance of amounts owing is from two customers. The Company did not record any bad debt expense during the years ended December 31, 2024. As at December 31, 2024, the expected credit lifetime credit losses for accounts receivable aged as current were nominal amounts. The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

At June 30, 2025, the Company was no longer subject to any concentration of credit risk related to accounts receivable due to the Company having no trade receivables during the six months ended June 30, 2025.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

18.	Risks Arising from Financial Instruments and Risk Management (continued)

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to ensure that it will have sufficient liquidity to meet its liabilities and commitments when due and to fund future operations. The Company’s trade and other payables are due within the current operating year.

19.	Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to continue the business of the Company. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share and warrant issuances, granting of stock options, the issuance of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to provide capital to pursue the development and commercialization of its products. In the management of capital, the Company includes cash, short-term debt and capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or new debt.

At the current stage of the Company’s development, in order to maximize its current business activities, the Company does not pay out dividends. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s overall strategy with respect to capital risk management remains unchanged for the six months ended June 30, 2025 and the year ended December 31, 2024.

20.	Segmented Information

The Company has three reportable segments: Cultivation, Distribution & Corporate. Cultivating activities which comprise the “cultivation” segment is made up of the medical cannabis cultivation operations at RPK/Holigen in Portugal up until the sale completion in March 2024 (refer to note 5). The Company has a Canadian farming property at which it has plans to develop THC and CBD facilities, which will fall under cultivation segment once cultivation has started. Distributing activities relate to the distribution of medical cannabis by Canmart Ltd in the United Kingdom up until the winding up in May 2025 (refer to note 6). Corporate activities entail head office costs and other general corporate expenses related to the administration of the broader group. The accounting policies of the operating segments are the same as those described in the summary of material accounting policies. The reportable segments have been determined by management on the basis that these are strategic business units that offer different products and services. The business units in Portugal (up until the sale of subsidiary described in note 5) which fall under the cultivation segment were focused on the cultivation of medical cannabis and medical cannabis biomass respectively, while the business unit in the United Kingdom (up until the winding up described in note 6), which falls under the distribution segment, undertakes the sale and distribution of medical cannabis products. The corporate segment undertakes management and treasury services within the group and for the benefit of all group companies. They are managed separately as each business unit requires different strategies, risk management and technologies.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

20.	Segmented Information (continued)

Set out below is information about the assets and liabilities as at June 30, 2025 and December 31, 2024 and profit or loss from each segment for the six months ended June 30, 2025 and 2024:

	As at June 30, 2025
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Reportable segment assets	$20,085	$–	$6,194,944	$6,215,029
Reportable segment liabilities	161,977	–	2,751,851	2,913,828

	As at December 31, 2024
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Reportable segment assets	$17,785	$1,052,080	$6,844,218	$7,914,083
Reportable segment liabilities	133,163	1,026,211	2,478,171	3,637,545

	For the six months ended June 30, 2025
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Revenues from external customers	$–	$–	$–	$–
Intersegment revenues	–	–	–	–
Other income (expense)	–	5,781	60,315	66,096
Finance income	–	–	38,116	38,116
Finance expense	–	–	(17,749)	(17,749)
Depreciation & amortization	–	926	83,862	84,788
Discontinued operations	–	10,911,606	(10,322,314)	589,292
Reportable segment income (loss)	(10,737)	–	(804,264)	(815,001)

	For the six months ended June 30, 2024
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Revenues from external customers	$–	$–	$–	$–
Intersegment revenues	–	–	–	–
Other income (expense)	(1,719,375)	–	1,664,027	(55,348)
Finance income	–	–	–	–
Finance expense	–	–	(62,192)	(62,192)
Depreciation & amortization	–	–	102,051	102,051
Discontinued operations	(461,405)	55,823	–	(405,582)
Reportable segment income (loss)	(683,722)	55,823	(2,054,991)	(2,682,890)

Set out below are reconciliations of each reportable segment’s revenues, profit or loss for the six months ended June 30, 2025 and 2024, and assets and liabilities as at June 30, 2025 and December 31, 2024:

For the six months ended June 30, 2025
Revenues	Cultivation	Distribution	Corporate	Total
Total revenues	$–	$–	$–	$–
Elimination of inter segment revenue	–	–	–	–
Total revenue	$–	$–	$–	$–

For the six months ended June 30, 2024
Revenues	Cultivation	Distribution	Corporate	Total
Total revenues	$–	$–	$–	$–
Elimination of inter segment revenue	–	–	–	–
Total revenue	$–	$–	$–	$–

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

20.	Segmented Information (continued)

	For the six months ended June 30, 2025
Loss	Cultivation	Distribution	Corporate	Total
Total loss for reportable segments	$(10,737)	$(10,911,606)	$9,518,050	$(1,404,293)
Total loss on discontinued operations	–	10,911,606	(10,322,314)	589,292
Elimination of inter segment profit or loss	–	–	–	–
Loss before income tax expense	$(10,737)	$–	$(804,264)	$(815,001)

	For the six months ended June 30, 2024
Loss	Cultivation	Distribution	Corporate	Total
Total loss for reportable segments	$(222,317)	$–	$(2,054,991)	$(2,277,308)
Total loss on discontinued operations	(461,405)	55,823	–	(405,582)
Elimination of inter segment profit or loss	–	–	–	–
Loss before income tax expense	$(683,722)	$55,823	$(2,054,991)	$(2,682,890)

	As at June 30, 2025
Assets	Cultivation	Distribution	Corporate	Total
Total assets for reportable segments	$20,085	$–	$42,267,930	$42,288,015
Elimination of inter segment assets	–	–	(36,072,986)	(36,072,986)
Segments’ assets	$20,085	$–	$6,194,944	$6,215,029

	As at December 31, 2024
Assets	Cultivation	Distribution	Corporate	Total
Total assets for reportable segments	$17,785	$1,052,080	$52,703,643	$53,773,508
Elimination of inter segment assets	–	–	(45,859,425)	(45,859,425)
Segments’ assets	$17,785	$1,052,080	$6,844,218	$7,914,083

	As at June 30, 2025
Liabilities	Cultivation	Distribution	Corporate	Total
Total liabilities for reportable segments	$1,072,681	$–	$27,243,899	$28,316,580
Elimination of inter segment liabilities	(910,704)	–	(24,492,048)	(25,402,752)
Entity’s liabilities	$161,977	$–	$2,751,851	$2,913,828

	As at December 31, 2024
Liabilities	Cultivation	Distribution	Corporate	Total
Total liabilities for reportable segments	$883,397	$11,169,051	$25,958,535	$38,010,983
Elimination of inter segment liabilities	(750,234)	(10,142,840)	(23,480,364)	(34,373,438)
Entity’s liabilities	$133,163	$1,026,211	$2,478,171	$3,637,545

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

21.	Insolvency Proceedings

In July 2022, the Company announced that the High Court of Lesotho (the “Lesotho Court”) has placed in liquidation the Company’s, wholly-owned subsidiary, Bophelo Bio Science and Wellness (Pty) Ltd. (“Bophelo”). The action to place Bophelo in liquidation was taken by the Lesotho Court pursuant to an application and request (the “Liquidation Application”) that was filed by Louisa Mojela, the former Executive Chairman of the Company, who was terminated as Executive Chairman of Akanda, and the Mophuti Matsoso Development Trust (“MMD Trust”). Akanda had intended to convene a special committee to investigate Ms. Mojela’s actions and conduct, including actions and conduct taken by her prior to her filing of the Liquidation Application, and further intended to pursue all of its available legal rights and remedies against Ms. Mojela and the MMD Trust for taking this unauthorized action. The Company also intended to contest and seek to reverse the determination by the Lesotho Court to place Bophelo in liquidation and seek to recover significant loans that it has made to Bophelo to fund the execution of Bophelo’s business plan; however, due to lack of funds and resources, the Company is not at this time actively contesting the matter and cannot give no assurance that it will do so in the future. Finally,

Ms. Mojela has been summarily terminated as Chairman of Bophelo for Cause, as a “bad leaver”, as a result of her action to seek to place Bophelo in liquidation. Ms. Mojela has instituted legal proceedings against the Company as a result of the termination of her employment. In an action taken without the Company’s knowledge, the Lesotho Court has ordered an insolvent liquidation of Bophelo, and has appointed Mr. Chavonnes Cooper of Cape Town, South Africa, as liquidator of Bophelo for purposes of maintaining the value of the assets owned or managed by Bophelo. The order was signed by the Honorable Mr. Justice Mokhesi on July 15, 2022.

At the date of these consolidated financial statements, the liquidation of Bophelo Bio Science and Wellness (Pty) Ltd. is still ongoing.

22.	Contingencies

On October 20, 2022, Louisa Mojela filed a claim against Canmart and the Company for wrongful termination of her Service Agreement. The claimant sought £1,832,150.62 plus further administrative and legal fees. The Company denied her claim and lodged a counterclaim lodged for losses caused by the Claimant including a loan of US $6,849,935.69 (The loan we cited in the proceedings was $3m USD) Akanda advanced to Bophelo. On 31 January 2023, Mojela applied for summary judgment in respect of some but not all of these amounts. On October 30, 2023, Mojela’s entire application for summary judgment failed. On January 15, 2024, a Consequentials hearing was held at which the High Court subsequently awarded Akanda and Canmart £60,000 for legal costs. On 5 February 2024, Mojela sought permission to appeal of the summary judgment decision but her application for permission to appeal was refused on 11 April 2024. On 17 April, 2024, Mojela applied for a hearing to renew her application to appeal. In the meanwhile, proceedings are stayed as parties await the results of this hearing.

On December 2, 2024, the Company entered into a settlement agreement to settle this dispute for a sum of £100,000 ($129,705) and accounted the full amount as former management fees. During the year ended December 31, 2024, the Company paid the amount in full and recognized a gain on debt settlement of $9,670 in the consolidated statements of loss and comprehensive loss.

On April 29, 2023, Trevor Scott, former CFO of the Company, issued a claim against the Company for amounts owing under his employment agreement totaling £420,659.95. Claim has been denied in its entirety and a counter-claim lodged for losses caused by the Claimant. The final hearing conflicts with Mojela’s Consequentials hearing and thus the Company has applied to postpone it. During the year ended December 31, 2023, the parties entered into an agreement to settle this dispute for a sum of £67,392 to be paid in installment. During the year ended December 31, 2024, the Company paid the amount in full.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

22.	Contingencies (continued)

On May 12, 2023, Tejinder Virk, former CEO of the Company, issued a claim for Detriment and dismissal for alleged protected disclosures totaling £1,630,302.22 net. The claim has been denied in its entirely. Witness statements were exchanged on 30 April 2024 and the Tribunal hearing is scheduled to take place by video between 8-10, 13-17 and 20 – 22 May 2024. On May 10, 2024, the Company entered into a settlement agreement with Tejinder Virk to settle the claims for a sum of £30,000 to be paid in installment. During the year ended December 31, 2024, the Company paid the amount in full and recognized a gain on debt settlement of $25,969 in the consolidated statements of loss and comprehensive loss.

On May 15, 2023, Vidya Iyer, the Company’s former SVP of Finance issued a claim for amounts owing under her employment agreement totaling £151,774. Claim has been denied in its entirety and a counter-claim lodged for losses caused by the Claimant. Final hearing by video is slated between April 3, 2024 to April 5, 2024. Claimant updated her schedule of loss on December 19, 2023. Documents to be exchanged by January 8, 2024 with bundle to be produced by January 29, 2024. Witness statements to be exchanged by March 18, 2024. On March 27, 2024, the Company entered into a settlement agreement with Vidya Iyer to settle the claims for a sum of £30,000 to be paid in installment. During the year ended December 31, 2024, the Company paid the amount in full and recognized a gain on debt settlement of $147,437 in the consolidated statements of loss and comprehensive loss.

On January 29, 2024, the Company was informed that Mr. Shailesh Bhushan, the former Chief Financial Officer of the Company, filed a complaint with the Employment Standards Branch of British Columbia claiming unpaid salary and invoices in the aggregate amount of CAD $271,990 from the period December 2022 through November 2023. The Company previously offered to Mr. Bhushan an annual salary of CAD $60,000 and as such, believes the claim to be frivolous, strongly disputes the amount claimed, and intends to vigorously defend itself. On February 23, 2024, Mr. Bhushan filed a Notice of Civil Claim in the Supreme Court of British Columbia against Akanda alleging constructive dismissal and claiming severance pay, general damages, aggravated and punitive damages, and allegedly unpaid salary and bonus. He also seeks special costs. Mr. Bhushan has named Akanda directors Jatinder Dhaliwal, Katharyn Field, David Jenkins, and Harvinder Singh as defendants, whom he alleges are personally liable for unpaid wages. The Company and the other defendants filed their Response to Civil Claim on May 2, 2024. The Company denies all liability and takes the position that Mr. Bhushan was terminated for just cause. The Company also disputes the amounts claimed, and denies that Akanda and Halo are a common employer. The proceeding is at the discovery stage.

On September 10, 2024, Dallas Dunkley filed a claim against the Company for wrongful dismissal. The Company served its Statement of Defense on November 20, 2024. The total amount claimed in the Statement of Claim is $200,000 on account of wrongful dismissal damages, damages for loss of vacation pay, and general, aggravated, and punitive damages, plus interest and costs. The Company’s position is that Mr. Dunkley was never an employee of the Company, and therefore, is not entitled to any damages. The parties intend on proceeding to mediation to explore potential settlement. Liability is undetermined at this time in light of the early stage of litigation.

23.	Proposed Business Combination

On March 5, 2025, the Company entered into a Share Exchange Agreement (the “SEA”) with FTFC and the common shareholders of FTFC (the “Shareholders”). Subject to the terms and conditions set forth in the SEA, the parties will enter into a business combination transaction (the “Business Combination”), pursuant to which, among other things, all of the common shares of FTFC (the “Exchanged Shares”) shall be exchanged for either common shares, no par value, of the Company (the “Purchaser Shares”), or cash, and FTFC shall be continuing as a wholly owned subsidiary of the Company.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

23.	Proposed Business Combination (continued)

FTFC is a private company that develops, constructs and owns telecommunications infrastructure in Mexico. The Company and FTFC have previously entered into and announced a non-binding letter of intent with respect to the Business Combination which set out the basic terms and conditions of the Business Combination. A co-founder, shareholder, executive and director of FTFC is Christopher Cooper, a director of the Company. The Company can give no assurance when or if the Business Combination will be consummated.

Substantially all of the Shareholders will receive consideration equal to one Purchaser Share for every 2.5 Exchanged Shares held immediately prior to the closing so exchanged in the Business Combination, or an aggregate of approximately 15.3 million Purchaser Shares, subject to adjustment as described in the SEA, including adjustments as a result of any reverse stock split or consolidation of the Purchaser Shares. The remaining Shareholders will instead receive as consideration an aggregate of US$14,100,000, payable by the Company 18 months after the closing of the Business Combination. The Company also agreed to assume outstanding options granted by FTFC and certain indebtedness of FTFC.

Within three business days of the execution date, the Company agreed to advance to FTFC an up to $1,000,000 loan on the same terms as the Company’s November 21, 2024 Bridge Loan Agreement with FTFC, pursuant to which the Company loaned to FTFC US$350,000. See above clause i. for additional information regarding amounts drawn down under this obligation.

Following the closing of the Business Combination, the Company agreed to use commercially reasonable efforts to raise additional funds of at least $4,000,000 and a maximum of $10,000,000 compromising of: (i) a debt or equity financing by the Company of at least $2,000,000 and a maximum $5,000,000 within four months of the closing date; and (ii) a subsequent debt or equity financing to raise an additional amount of at least $2,000,000 and a maximum of $5,000,000 within seven months of the closing date, of which the type of securities offered and offering price will be determined in the context of the market by the Company.

On March 31, 2025, the Company entered into a First Amendment to the SEA with FTFC pursuant to which the “End Date” specified in the SEA has been amended to June 30, 2025. As of June 30, 2025, this transaction was not yet completed.

24.	Subsequent Events

i.	Share consolidation:

On August 26, 2025, the Company implemented a 1-for-3.125 Reverse Stock Split on its common shares. No fractional shares were issued in connection with the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split were rounded down to the nearest whole number. All share and per share data in these consolidated financial statements have been retroactively restated to reflect the effect of the reverse stock split.

ii.	First Towers Closing:

On August 22, 2025, the Company consummated the Business Combination pursuant to the SEA, as amended on August 19, 2025, with FTFC, pursuant to which all of the common shares of FTFC have been acquired by Akanda and in exchange, Akanda will issue Class A Special Shares and Class B Special Shares and cash payable over time and evidenced by a promissory note.

As a result of the closing, which was effective on August 21, 2025 but dated as of August 19, 2025, FTFC became a wholly owned subsidiary of the Company.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

24.	Subsequent Events (continued)

ii.	First Towers Closing (continued):

The Company did not issue any of its common shares as of the closing, as originally contemplated by the SEA. On August 29, 2025, the Company held a Special Meeting of Shareholders and approved the creation of new classes of securities, including Class A Special Shares convertible into Company common shares on a one for one basis, Class B Special Shares convertible into Company common shares on a one for one basis, and “blank check” preferred shares. After the Special Meeting and the approval of the new classes of securities, the Company issued 144,930 Class A Special Shares in accordance with the terms of the SEA, as amended. The Company intends to hold a second special meeting of shareholders to seek approval for the issuance of an aggregate of 4,775,972 Class B Special Shares issuable to the former FTFC shareholders pursuant to the terms of the SEA, as amended.

iii.	Assumption of FTFC Indebtedness:

In connection with the Business Combination and the closing, the Company entered into a Debt Settlement Agreement and a Convertible Promissory Note with each of PGC Finco Inc. (“PGC”) and Dunstan Holdings Ltd. (“Dunstan”).

Pursuant to the PGC Settlement Agreement, in satisfaction of all indebtedness of FTFC to PGC through the closing, the Company assumed indebtedness of FTFC in the aggregate principal amount of US$4,153,078 which is evidenced by a convertible promissory note (the “PGC Note”), and the Company agreed to pay to PGC a cash payment of $500,000 and issue to PGC, upon shareholder approval therefor, 557,162 (post-reverse split) Class B Special Shares.

Pursuant to the Dunstan Settlement Agreement, in satisfaction of all indebtedness of FTFC to Dunstan through the closing, the Company assumed indebtedness of FTFC in the aggregate principal amount of US$756,917.28 which is evidenced by a convertible promissory note (the “Dunstan Note”), and the Company agreed to issue to Dunstan, upon shareholder approval therefor, 175,222 (post-reverse stock split) Class B Special Shares.

Each of the PGC Note and the Dunstan Note (collectively, the “Notes”) has a maturity date of August 19, 2031, has an interest rate of 8-1/2% per annum payable semiannually in arrears, and are secured by all of the assets of the Company. Each Note may be converted from time to time by either the Company or the holder of the Note, into common shares of the Company, subject to first obtaining approval from the shareholders of the Company at the Second Shareholder Meeting. The conversion price shall be a price per share equal to the greater of (a) $0.2720 and (b) a ten percent discount to the seven trading day VWAP immediately prior to receipt of the conversion notice.

iv.	Consideration Note:

In connection with the Business Combination and the closing, the Company entered into a promissory note with a Shareholder (the “Consideration Note”) , in lieu of the Company issuing Class A Special Shares and Class B Special Shares as consideration to such shareholder. The Consideration Note is in the principal amount of US$14,133,966. It has a maturity date of August 19, 2027 and has an interest rate of 16% per annum payable quarterly. In addition, the Company paid to the holder of the Consideration Note a commitment fee of $424,018.98.

The Consideration Note is secured by all of the assets of the Company pursuant to a General Security Agreement dated as of August 19, 2025, but such security interest has been subordinated to the Notes and the security interest held by PGC and Dunstan.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

24.	Subsequent Events (continued)

v.	Convertible Note Transaction:

On September 12, 2025, the Company entered into a Securities Purchase Agreement dated September 11, 2025 (the “Purchase Agreement”) with the Selling Stockholders, to issue and sell to each of the Selling Stockholders a convertible promissory note (each, individually, a “September Note” and collectively, the “September Notes”), for aggregate gross proceeds to the Company of $12,000,000, before deducting fees to the Placement Agent (as defined below) and other expenses payable by the Company in connection with the offering (the “September Offering”). The closing of the September Offering occurred on September 12, 2025.

The Company intends to use the net proceeds from the sale of the September Notes for (i) marketing purposes of up to $3.5 million, (ii) for the renewal and continued development of the Company’s Gabriola, B.C. site, (iii) working capital and general corporate purposes of up $3 million and (iv) up to $7 million to be used for the repayment of certain indebtedness. Subsequent to the closing of the September Offering, the Company entered into a Consulting Agreement with IR Agency LLC, for IR Agency to provide six months of marketing and advertising services to the Company for a fee of $3.5 million, payable in advance.

Univest Securities, LLC (the “Placement Agent”) acted as placement agent for the September Offering.

The maturity date of each September Note is the 12-month anniversary of the issuance date of such September Note, and is the date upon which the principal amount, as well as any other fees, shall be due and payable. The September Notes bear interest at a rate of 10% per annum.

Each Selling Stockholder has the right, at any time, to convert all or any portion of the then outstanding and unpaid principal amount and interest if any (including any costs, fees and charges) into the Company’s common shares, no par value (the “Common Shares”) at a conversion price (the “Conversion Price”) equal to the lower of (i) $2.88 per share (the “Initial Conversion Price”), (ii) 85% of the VWAP (as defined in the September Notes) of the Common Shares during the five consecutive Trading Day (as defined in the September Notes) period ending and including the Trading Day immediately preceding the delivery of the Conversion Notice (as defined in the September Notes); or (iii) 85% of the Closing Sale Price (as defined in the September Notes) on the Trading Day prior to the Conversion Notice being submitted; provided, however, that in no event shall the Conversion Price equal a price per share that is less than $0.678.

In addition, the Company entered into an engagement letter with the Placement Agent dated August 11, 2025, pursuant to which the Placement Agent agreed to serve as the placement agent for the issuance and sale of securities of the Company. As compensation for such placement agent services, the Company has agreed to pay the Placement Agent an aggregate cash fee equal to 2.5% of the gross proceeds received by the Company from the Offering, plus $50,000 for its fees and expenses. Accordingly, the Company paid the Placement Agent $300,000 in cash fees in relation to the September Offering.

vi.	Amendment to Option Agreement with 1107385 B.C. Ltd:

On September 24, 2025, the Company entered an Amendment No. 1 to Amended and Restated Option to Purchase (the “Amendment”) with 1107385 B.C. LTD. The Amendment extended the option term contained in the Agreement to September 25, 2027. In exchange for such extension, the Company shall pay to the Owner a total of $250,000, of which $150,000 was paid at signing and $100,000 shall be paid on the 12-month anniversary of the Amendment. Additionally, the Company agreed (a) certain common shares, no par value, of the Company, owned by the Owner and (b) shall pay to the Owner a specified “Value” (as defined as (i) the product of the number of the Company’s common shares multiplied by the closing price of the common shares on the Nasdaq Capital Market (or such other trading market or quotation system such shares are then traded or quoted) on the date of Registration, and (ii) subtracting the result of subsection (i) from US $600,000.) in cash from the proceeds of the Company’s next capital raising transaction.